ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ L.128 /2004

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

PROCESSED
APR 15 2004
THOMSON FINANCIAL

04024242

SUPPL

04 APR 13 AM 7:21

March 30, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Agendas for the Year 2004 General Shareholders' Meeting
Reference: Letter PTTEP No.1.910/L.089/2004 dated February 24, 2004

The Board of Directors of PTT Exploration and Production Public Company Limited at Meeting No.3/2547/220 held on March 30, 2004, passed a resolution for the 2004 General Shareholders' Meeting Agendas. The meeting will be held on April 28, 2004 at 15.30 hrs. at the Auditorium, 2nd Floor, PTT Public Company Limited Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok. The agendas of the 2004 General Shareholders' Meeting are as follows:

Agenda 1 To approve the Minutes of the 2003 General Shareholders' Meeting.

The Board of Directors' Opinion: The Minutes are correct according to the resolution of the Meeting; therefore, the Meeting should approve the Minutes.

Agenda 2 To acknowledge the Company's performance for the year 2003 and to approve the 2003 financial statements, including the dividend payment.

The Board of Directors' Opinion: The performance of the Company for the year 2003 was satisfactory and successful. The Auditor has audited and certified that the financial statements are correct. The Company was profitable; therefore, dividend payment of Baht 6.75 per share was proposed to be paid on May 7, 2004. The Meeting should acknowledge the Company's performance and approve the 2003 financial statements and the dividend payment.

Agenda 3 To approve the appointment of new directors in replacement of those who are due to retire by rotation and to set the directors' remuneration.

3.1 To appoint new directors in replacement of those who are due to retire by rotation. There are five directors who are retiring, but still can be re-elected. They are:

dlw 4/14

-2- / 1. Mr. Manu....

1.	Mr. Manu	Leopairote	Chairman of the Board of Directors
2.	General Lertrat	Ratanavanich	Director / Member of the Audit Committee
3.	Mr. Pichai	Chunhavajira	Director / Member of the Cash Management Committee
4.	Mr.Chulasingh	Vasantasingh	Director (Independent Director)
5.	Mr.Chakrawut	Salyabong	Director

These directors can be re-elected. The Nominating Committee has considered for the highest benefits to the Company's business and proposed to re-elect the following directors for another term:

1.	Mr. Manu	Leopairote
2.	General Lertrat	Ratanavanich
3.	Mr. Pichai	Chunhavajira
4.	Mr.Chulasingh	Vasantasingh

Mr. Charnchai Musignisarkorn was proposed to be elected as the new director replacing the director who has retired by rotation.

3.2 To set the directors' remuneration for 2004 onwards as follows:

1. Retainer Fee at Baht 25,000/person/month, increasing from Baht 20,000/person/month.
2. Meeting Fee at Baht 25,000/person/meeting, increasing from Baht 20,000/person/month.
3. Bonus for all directors within the performance year at the amount limited to Baht 17 million/year, increasing from 11.5 million/year. The amount is to be adjusted according to the directors' meetings attendance and will be paid when the Board of Directors has given approval to the fiscal year financial statements.
4. Remuneration of the Sub-Committees for 2004 onwards by all members of the Standing Sub-Committee will receive Baht 25,000/person/meeting, increasing from Baht 20,000/person/meeting. However, this excludes the members of the Sub-Committees who are PTTEP's executives and will not apply to circulating resolutions.
5. The Chairman of the Board and Sub-Committees is to receive an extra 25 percent.

The Remuneration Committee has considered the increased remuneration to be in line with the size and performance of the Company, at the level of the Market Norm, the industry sector, the duties and responsibilities of the Board of Directors and Sub-Committees.

-3- / The Board...

The Board of Directors' Opinion: All five of the persons proposed to be elected as the Directors of the Company according to the Nomination Committee's opinion are knowledgeable and capable persons who can manage the Company's business. The Meeting; therefore, should re-elect the proposed 4 directors who are due to retire by rotation, and elect Mr.Charnchai Musignisarkorn to replace the director who is retired by rotation. The directors' remuneration proposed is adjusted to be at the level of the Market Norm and the industry sector. The Meeting; therefore, should elect the 5 new directors and set the directors' remuneration as proposed.

Agenda 4 To appoint the auditor and to set his/her remuneration.

The Board of Directors' Opinion: The Meeting should appoint the Office of the Auditor General of Thailand to be the Auditor for the year 2004 and set its fee at the same rate as last year, Baht 900,000 in line with the Audit Committee' opinion that it has functioned reliably with good performance, has sufficient and capable staff, and charges reasonable fee. In addition, the Office of the Auditor General of Thailand is also the Auditor of the Company's subsidiaries.

Agenda 5 To approve the reallocation of the 2.4 million shares which was previously registered and reserved for the exercise of right under the warrants issued to management and employees in 1998, but had expired, to be a reserve for the exercise of right under the warrants newly issued in year 2004-2006.

The Board of Directors' Opinion: The objective of the increase in the registered shares in 1998 was to be used as a reserve for the exercise of the right under the warrants issued to management and employees, which is the same objective as the present program. The Company expected to encourage and reward the employees. However, the employees did not exercise the warrants at that time. Therefore, the 2.4 million registered shares still remain. The Meeting should approve the proposal.

Agenda 6 To approve the issuance and offering of 0.8 million units of warrants to purchase the Company's common shares for management and employees as proposed in agenda 5 for the year 2004 which is a newly proposed 3-year-program, starting from 2004 – 2006.

The Board of Directors' Opinion: The objective of the issuance and offering of the warrants for the management and employees in 2004 is to reward and encourage the management and employees for their work. The issuance and offering of these warrants will cause a slight effect upon profit sharing or voting rights of existing shareholders. The Meeting should approve the proposal.

Agenda 7 To approve the issuance and offering of 2 million units of warrants to purchase the Company's common shares for management and employees for the year 2004, which is in accordance with the continuous 5-year program.

-4- / The Board.....

The Board of Directors' Opinion: The objective of the issuance and offering of the warrants for the management and employees in 2004 is to create a continuous ownership atmosphere and to reward and encourage the management and employees. However, the amount issued and offered together with the amount proposed in Agenda 6 of another 0.8 million units will cause slight effects upon profit sharing or voting rights of existing shareholders, a decrease of 0.43 percent of the paid-up shares. The Meeting should approve the proposal.

Agenda 8 To approve the allotment of the 0.8 million shares, registered in 1998 for the exercise of right under the warrants issued to management and employees for the year 2004, as requested for approval in Agenda 6.

The Board of Directors' Opinion: This is in accordance with the process of Agenda 6. The Meeting should approve the proposal.

Agenda 9 The allotment of 2 million shares, registered in 2002 for the exercise of rights under the warrants issued to management and employees for the year 2004, as requested for approval in Agenda 7.

The Board of Directors' Opinion: This is in accordance with the process of Agenda 7. The Meeting should approve the proposal.

Agenda 10 Other business. (if any)

Yours sincerely,

Maroot Mrigadat
President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No.1.910/ L. 133 /2004

Finance Department
Tel. 0-2537-4509

March 31 , 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Notification of the Resolution of the Board of Directors' Meeting No. 3/2547/220, regarding the Company's issuance and offering of warrants for its management and employees for the year 2004

Attachment : 1. Warrant Allotment Program of PTT Exploration and Production Public Company Limited for Its Management and Employees for the Year 2004

The Board of Directors of PTT Exploration and Production Public Company Limited (PTTEP), in meeting No. 3/2547/220 held on March 30, 2004, passed a resolution to propose to the 2004 General Shareholders' Meeting for its consideration the following matters:

1. To approve the reallocation of the 2.4 million shares (previously registered and reserved for the exercise of right under the warrants issued to management and employees in 1998, but already expired) as a reserve for the exercise of right under the new warrants for the year 2004-2006.

2. The issuance and offering of 0.8 million units of warrants to purchase the Company's common shares for management and employees for the year 2004, which is in accordance with the newly proposed 3-year-plan for the year 2004-2006 (Details are in Attachment 1).

3. The issuance and offering of 2 million units of warrants to purchase the Company's common shares for management and employees for the year 2004, which is in accordance with the previously proposed 5-year-plan. (Details are in Attachment 1).

4. The allotment of the 0.8 million shares (registered in 1998) for the exercise of right under the warrants to be issued to management and employees for the year 2004, as proposed in Item 2.

-2- / 5. The allotment...

5. The allotment of the 2 million shares (registered in 2002) for the exercise of right under the warrants to be issued to management and employees for the year 2004, as proposed in Item 3.

The closing date of the Company's share registration book for the right to attend the 2004 General Shareholders' Meeting is set for April 8, 2004, and the 2004 General Shareholders' Meeting is set for April 28, 2004.

Yours sincerely,

Tevin Vongvanich
Senior Vice President, Regional Assets
Acting President

Attachment 1

Warrant Allotment Program of PTT Exploration and Production Public Company Limited for Its Management and Employees for the Year 2004

We, PTT Exploration and Production Public Company Limited ("PTTEP"), intend to issue and offer warrants to purchase PTTEP's common shares for its management and employees. The details are as follows:

1. Objective and Necessities

1.1 To create an ownership atmosphere among management and employees.

1.2 To compensate and reward management and employees who dedicated their time and effort to the Company, in order to retain valuable personnel with the Company.

1.3 To be an incentive for management and employees to perform their duties in the best interest of the Company.

2. Details of Warrants

Product	:	Warrants to purchase PTTEP's common shares
Type	:	Specified holder name and non-transferable
Period	:	5 years, commencing from the issuing date
Amount	:	2,800,000[1] units (two million and eight hundred thousand units) or equivalent to 0.43% of the Company's total paid up shares
Amount of Shares Reserved for the Exercise of the Warrants	:	2,800,000[2] shares
Offering Price	:	-0- Baht
Exercise Ratio	:	1 warrant unit per 1 common share
Exercise Price	:	Calculated by using the average closing price of PTTEP shares from the date which the Company determines that the new shareholders have no right to receive the 2002 dividend payment up to the working day prior to the date which the Company determines that the new shareholders have no right to receive the 2003 dividend payment or Ex-dividend (XD) date and minus the 2003 dividend per share. Details are as follows:

---

[1] 2,000,000 units of warrants allotted from the 2002 Employee Stock Ownership Plan and 800,000 units of warrants allotted from the 2004 Employee Stock Ownership Plan.

[2] 2,000,000 common shares allotted from the registered common shares in the year 2002 and 800,000 common shares allotted from the registered common shares in the year 1998.

- The date which the Company determines that the new shareholders have no right to receive the 2002 dividend payment is April 1, 2003.
- The working day prior to the date which the Company determines that the new shareholders have no right to receive the 2003 dividend payment or Ex-dividend (XD) date, is April 1, 2004.
- The 2003 dividend per share is Baht 6.75.

The calculated exercise price will be a whole number without any decimals. However, if the first decimal place is 5 or above, then it will be rounded up, and if the first decimal place is less than 5, then it will be nullified.

Exercise Date : The Company's management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

In case the exercise date falls on a holiday, the exercise date will be the first following business day. However, should the final exercise date fall on a holiday, the exercise date will be the previous business day.

Management and employees can accumulate or delay the exercise of warrants for up to 5 years from the issuing date.

Offering : To management and employees of the Company.

3. Names of management and employees who received warrants exceeding 5% of the total warrants issued.

None of the management and employees received warrants exceeding 5% of the total warrants issued.

4. Effect upon shareholders from issuance of warrants and offering to management and employees on this occasion

4.1 Effect upon share price (Price Dilution).

The issuing and offering of warrants is not expected to create any material effect, since the exercise price is a market price calculated by using the average closing price of PTTEP shares from the date which the Company determines that the new shareholders have no right to receive the 2002 dividend payment up to the working day prior to the date which the Company determines that the new shareholders have no right to receive the 2003 dividend payment or Ex-dividend (XD) date and minus the 2003 dividend per share.

4.2 Effects upon profit sharing or voting right of existing shareholders (Control Dilution).

In case all 2,800,000 warrants are exercised, the effect upon profit sharing or voting rights of existing shareholders (Control Dilution) will decrease by 0.43% of 652,440,800 paid-up shares, whereas the percentage of ownership or voting rights of existing shareholders will be 99.57%.

5. Methods and conditions of warrants allocation

Qualifications of the Receiver	:	Management and employees, including 1. Full time employees (management and employees), and employees on probation. 2. Employees on secondment from PTT Public Company Limited (PTT Plc.). 3. Employees in No.1 above, who have passed away, are infirmed, or have retired in the year of the allocation of the warrants. Those people must have been working with the company for at least 1 month before the allocation date, and must have been employed by the Company at the time of allocation in the year 2004.
Allocation Method	:	To reward management and employees according to their responsibilities and performance, and by considering their job levels, the Company will allocate the warrants to its management and employees as follows: • Management: 30% of the total warrants allocated in 2004. Meanwhile, Mr. Maroot Mrigadat, President, will receive warrants as a management of the Company at not more than 5% of the total warrants allocated in 2004. • Employees: 70% of the total warrants allocated in 2004 This is to provide an incentive for management and employees to perform their duties in the best interest of the Company, resulting in a share price increase.
Exercise Conditions	:	1. On each exercise date, the holder of the warrants must be a PTTEP employee, except in case of death, infirmity or retirement in the year of exercise, or in any other cases as desired by PTTEP e.g. early retirement. However, this condition will not be applied to the employees on secondment from PTT Plc., and such persons must remain PTT Plc. employees by the time of exercising the warrants. 2. Un-exercised warrants or warrants held by disqualified holders will become invalid and have to be returned to the Company. The remaining common shares at the end of last exercise date will be proposed to the shareholders for their consideration and approval.

6. **Shareholders veto right against the issuing and offering of the warrants to directors, management and employees of the company.**
The issuance and offering of warrants will need a shareholders' resolution of 3/4 of shareholders who are present and have voting rights and with no objection by more than 10% of the voting rights from the shareholders who are present or from the assignees of the shareholders.

7. **Other conditions**
The President is empowered with the authority to execute all related transactions, to seek approval from related authorities and to have the authority to proceed or decide on any related matters, including authority to determine and/or amend methods, conditions and any other related matters as well as warrants offering and issuance terms and conditions, issuance of shares reserved for the conversion, changes in exercise price and/or exercise ratio as deemed appropriate and within the related laws, rules and regulations.

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ L.133.1 /2004

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

March 31, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject:	Notification of the Resolution of the Board of Directors' Meeting No. 3/2547/220, regarding Agendas for the Year 2004 General Shareholders' Meeting (Amendment from letter PTTEP No. 1.910/L.133/2004)
Reference:	Letter PTTEP No.1.910/L.089/2004 dated February 24, 2004
Attachment:	Warrant Allotment Program of PTT Exploration and Production Public Company Limited for Its Management and Employees for the Year 2004

The Board of Directors of PTT Exploration and Production Public Company Limited at Meeting No.3/2547/220 held on March 30, 2004, passed a resolution for the year 2004 General Shareholders' Meeting Agendas. The meeting will be held on April 28, 2004 as the reference. The resolutions are as follows:

1. To appoint of new directors in replacement of those who are due to retire by rotation and to set the directors' remuneration.

1.1 Approve as proposed by the Nominating Committee which has considered for the highest benefits to the Company's business and proposed to re-elect the following directors for another term:

1. Mr. Manu Leopairote
2. General Lertrat Ratanavanich
3. Mr. Pichai Chunhavajira
4. Mr.Chulasingh Vasantasingh

Mr. Charnchai Musignisarkorn was proposed to be elected as the new director replacing the director who has retired by rotation.

1.2 Approve as proposed by the Remuneration Committee which has considered the increased remuneration to be in line with the size and performance of the Company, at the level of the Market Norm, the industry sector, the duties and responsibilities of the Board of Directors. The directors' remuneration for 2004 onwards is set as follows:

-2- / 1. Retainer Fee.....

1. Retainer Fee at Baht 25,000/person/month, increasing from Baht 20,000/person/month.
2. Meeting Fee at Baht 25,000/person/meeting, increasing from Baht 20,000/person/month.
3. Bonus for all directors within the performance year at the amount limited to Baht 17 million/year, increasing from 11.5 million/year. The amount is to be adjusted according to the directors' meetings attendance and will be paid when the Board of Directors has given approval to the fiscal year financial statements.
4. Remuneration of the Sub-Committees for 2004 onwards by all members of the Standing Sub-Committee will receive Baht 25,000/person/meeting, increasing from Baht 20,000/person/meeting. However, this excludes the members of the Sub-Committees who are PTTEP's executives and will not apply to circulating resolutions.
5. The Chairman of the Board and Sub-Committees is to receive an extra 25 percent.

All five of the persons proposed to be elected as the Directors of the Company according to the Nomination Committee's opinion are knowledgeable and capable persons who can manage the Company's business. The Meeting; therefore, should re-elect the proposed 4 directors who are due to retire by rotation, and elect Mr.Charnchai Musignisarkorn to replace the director who is retired by rotation. The directors' remuneration proposed is adjusted to be at the level of the Market Norm and the industry sector.

2. The reallocation of the 2.4 million shares (previously registered and reserved for the exercise of right under the warrants issued to management and employees in 1998, but already expired) as a reserve for the exercise of right under the newly issued warrants. The Board of Directors resolved to allocate the above-mentioned shares as a reserve for the exercise of right in the amount of 0.8 million unit of warrants in 2004 and the remaining 1.6 million shares will be reserved for the exercise of right under the warrants to be issued in 2005 and 2006 in the amount of 0.8 million units each year.

3. The issuance and offering of 0.8 million units of warrants to purchase the Company's common shares for management and employees for the year 2004, which is in accordance with the newly proposed 3-year-plan for the year 2004-2006 (Details are in Attachment) in accordance with the Board of Directors' resolution.

4. The issuance and offering of 2 million units of warrants to purchase the Company's common shares for management and employees for the year 2004, which is in accordance with the previously proposed 5-year-plan. (Details are in Attachment) in accordance with the Board of Directors' resolution.

5. The allotment of the 0.8 million shares (registered in 1998) for the exercise of right under the warrants to be issued to management and employees for the year 2004, as proposed in Item 3 in accordance with the Board of Directors' resolution.

-3- / 6. The allotment...

6. The allotment of the 2 million shares (registered in 2002) for the exercise of right under the warrants to be issued to management and employees for the year 2004, as proposed in Item 4 in accordance with the Board of Directors' resolution.

Yours sincerely,

Tevin Vongvanich
Senior Vice President, Regional Assets
Acting President

Warrant Allotment Program of PTT Exploration and Production Public Company Limited for Its Management and Employees for the Year 2004

We, PTT Exploration and Production Public Company Limited ("PTTEP"), intend to issue and offer warrants to purchase PTTEP's common shares for its management and employees. The details are as follows:

1. Objective and Necessities

1.1 To create an ownership atmosphere among management and employees.

1.2 To compensate and reward management and employees who dedicated their time and effort to the Company, in order to retain valuable personnel with the Company.

1.3 To be an incentive for management and employees to perform their duties in the best interest of the Company.

2. Details of Warrants

Product	:	Warrants to purchase PTTEP's common shares
Type	:	Specified holder name and non-transferable
Period	:	5 years, commencing from the issuing date
Amount	:	2,800,000[1] units (two million and eight hundred thousand units) or equivalent to 0.43% of the Company's total paid up shares
Amount of Shares Reserved for the Exercise of the Warrants	:	2,800,000[2] shares
Offering Price	:	-0- Baht
Exercise Ratio	:	1 warrant unit per 1 common share
Exercise Price	:	Calculated by using the average closing price of PTTEP shares from the date which the Company determines that the new shareholders have no right to receive the 2002 dividend payment up to the working day prior to the date which the Company determines that the new shareholders have no right to receive the 2003 dividend payment or Ex-dividend (XD) date and minus the 2003 dividend per share. Details are as follows:

[1] 2,000,000 units of warrants allotted from the 2002 Employee Stock Ownership Plan and 800,000 units of warrants allotted from the 2004 Employee Stock Ownership Plan.

[2] 2,000,000 common shares allotted from the registered common shares in the year 2002 and 800,000 common shares allotted from the registered common shares in the year 1998.

- The date which the Company determines that the new shareholders have no right to receive the 2002 dividend payment is April 1, 2003.
- The working day prior to the date which the Company determines that the new shareholders have no right to receive the 2003 dividend payment or Ex-dividend (XD) date, is April 1, 2004.
- The 2003 dividend per share is Baht 6.75.

The calculated exercise price will be a whole number without any decimals. However, if the first decimal place is 5 or above, then it will be rounded up, and if the first decimal place is less than 5, then it will be nullified.

Exercise Date : The Company's management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

In case the exercise date falls on a holiday, the exercise date will be the first following business day. However, should the final exercise date fall on a holiday, the exercise date will be the previous business day.

Management and employees can accumulate or delay the exercise of warrants for up to 5 years from the issuing date.

Offering : To management and employees of the Company.

3. **Names of management and employees who received warrants exceeding 5% of the total warrants issued.**

   None of the management and employees received warrants exceeding 5% of the total warrants issued.

4. **Effect upon shareholders from issuance of warrants and offering to management and employees on this occasion**

   4.1 Effect upon share price (Price Dilution).

   The issuing and offering of warrants is not expected to create any material effect, since the exercise price is a market price calculated by using the average closing price of PTTEP shares from the date which the Company determines that the new shareholders have no right to receive the 2002 dividend payment up to the working day prior to the date which the Company determines that the new shareholders have no right to receive the 2003 dividend payment or Ex-dividend (XD) date and minus the 2003 dividend per share.

   4.2 Effects upon profit sharing or voting right of existing shareholders (Control Dilution).

   In case all 2,800,000 warrants are exercised, the effect upon profit sharing or voting rights of existing shareholders (Control Dilution) will decrease by 0.43% of 652,440,800 paid-up shares, whereas the percentage of ownership or voting rights of existing shareholders will be 99.57%.

5. Methods and conditions of warrants allocation

Qualifications of the Receiver :	Management and employees, including 1. Full time employees (management and employees), and employees on probation. 2. Employees on secondment from PTT Public Company Limited (PTT Plc.). 3. Employees in No.1 above, who have passed away, are infirmed, or have retired in the year of the allocation of the warrants. Those people must have been working with the company for at least 1 month before the allocation date, and must have been employed by the Company at the time of allocation in the year 2004.
Allocation Method :	To reward management and employees according to their responsibilities and performance, and by considering their job levels, the Company will allocate the warrants to its management and employees as follows: • Management: 30% of the total warrants allocated in 2004. Meanwhile, Mr. Maroot Mrigadat, President, will receive warrants as a management of the Company at not more than 5% of the total warrants allocated in 2004. • Employees: 70% of the total warrants allocated in 2004 This is to provide an incentive for management and employees to perform their duties in the best interest of the Company, resulting in a share price increase.
Exercise Conditions :	1. On each exercise date, the holder of the warrants must be a PTTEP employee, except in case of death, infirmity or retirement in the year of exercise, or in any other cases as desired by PTTEP e.g. early retirement. However, this condition will not be applied to the employees on secondment from PTT Plc., and such persons must remain PTT Plc. employees by the time of exercising the warrants. 2. Un-exercised warrants or warrants held by disqualified holders will become invalid and have to be returned to the Company. The remaining common shares at the end of last exercise date will be proposed to the shareholders for their consideration and approval.

6. **Shareholders veto right against the issuing and offering of the warrants to directors, management and employees of the company.**

The issuance and offering of warrants will need a shareholders' resolution of 3/4 of shareholders who are present and have voting rights and with no objection by more than 10% of the voting rights from the shareholders who are present or from the assignees of the shareholders.

7. **Other conditions**

The President is empowered with the authority to execute all related transactions, to seek approval from related authorities and to have the authority to proceed or decide on any related matters, including authority to determine and/or amend methods, conditions and any other related matters as well as warrants offering and issuance terms and conditions, issuance of shares reserved for the conversion, changes in exercise price and/or exercise ratio as deemed appropriate and within the related laws, rules and regulations.